CABO
DRILLING CORP.

07027519

October 17, 2007

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC
U.S.A. 20549

SUPPL

Dear Sir of Madam:

RE: News Releases & Material Change Reports #12g3-2(b) No. 82-1401

Please find enclosed for Cabo Drilling Corp. the following:

News Releases & Material Change reports from July 18, to October 1, 2007.

If you have any questions or need further information, please feel free to give us a call.

Sincerely,
CABO DRILLING CORP.

Linda Teneycke
Executive Assistant

Enclosures

dw 10/23

12g3-2(b) No. 82-1401

Form 51-102F3
. *Material Change Report*

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

July 18, 2007

Item 3 News Release

A news release dated July 18, 2007 delivered to CCN Matthews and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer's Atlantic subsidiary, Cabo Drilling (Atlantic) Corp., has entered into a contract with Paragon Minerals Corporation (TSX-V: PGR) of Vancouver, British Columbia, to drill up to 11,000 meters on eight gold and base metal projects in central Newfoundland.

Item 5 Full Description of Material Change

See attached news release dated July 18, 2007.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 18th day of July, 2007.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

CABO DRILLING CORP.

For Immediate Release: July 18, 2007

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL UP TO 11,000 METERS FOR PARAGON MINERALS CORPORATION

North Vancouver, BC – Cabo Drilling Corp.'s (TSX-V: CBE) ("Cabo" or the "Company") Atlantic division, Cabo Drilling (Atlantic) Corp., has entered into a contract with Paragon Minerals Corporation (TSX-V: PGR) of Vancouver, British Columbia, to drill up to 11,000 meters on eight gold and base metal projects in central Newfoundland.

Drilling has commenced on Paragon's Golden Promise Project (a property under option to Crosshair Exploration & Mining). The drilling program will consist of 3,750-meters (23 holes) and will target the Jaclyn Main Zone (2,950 meters) and the Jaclyn North zone (800 meters). The planned drill program at the Jaclyn Main Zone will consist of infill and step-out drilling. The infill drilling is designed to test the grade continuity within the core of the vein system with the aim of building a National Instrument 43-101 compliant resource. The step-out drilling is aimed at further extending the mineralized zone. The Jaclyn North Zone, located approximately 200 meters north-northwest of the Jaclyn Main Zone, has seen limited drilling (six holes, 1,197 meters) with drill intercepts of 5.24 g/t gold over 1.7 meters (GP06-51). Drilling will consist of step-out drilling to test the continuity of the Jaclyn North Zone.

In addition to Paragon's Golden Promise Project, Cabo will drill three of Paragon's 100% owned base metal VMS projects (Lake Douglas, South Tally Pond and Harpoon projects) located in the highly prospective Victoria Lake volcanic belt in central Newfoundland and four of Paragon's 100% owned gold projects (JBP Linear, Appleton Linear, New World and Mt. Peyton) located in the Gander area, Newfoundland.

About Paragon Minerals Corporation (TSX-V: PGR)

Paragon Minerals Corporation is a junior exploration company focused on the acquisition, exploration and development of mineral properties, specifically in the province of Newfoundland and Labrador. The company has a dedicated technical team and an impressive portfolio of gold and base metal projects that have excellent potential for mineral deposit discovery. Paragon also provides shareholders increased opportunity for exploration success on its properties through strategic partnerships with other senior and junior mining companies.

About Cabo Drilling Corp. (TSX-V: CBE)

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

12G3-2(b) No. 82-1401

Form 51-102F3
. *Material Change Report*

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

July 20, 2007

Item 3 News Release

A news release dated July 20, 2007 delivered to CCN Matthews and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer gives notice to all holders of warrants issued pursuant to the private placement announced November 23, 2006 and closed December 29, 2006 and January 9, 2007 (the "Private Placement") that the Expiry Time of the Warrants, for each Warrant Holder, is accelerated to 4:30 PM Pacific Standard Time, August 20, 2007, as to fifty percent (50%) of the Warrants, and to 4:30 PM Pacific Standard Time, October 31, 2007, as to the remaining fifty percent (50%).

Item 5 Full Description of Material Change

See attached news release dated July 20, 2007.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 20th day of July, 2007.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

1293-2 (b) No. 82-1401

CABO DRILLING CORP.

For Immediate Release: July 20, 2007

CONTACT: John A. Versfelt, Chairman, President and CEO

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CABO GIVES NOTICE OF ACCELERATION OF WARRANTS' EXPIRY TIME

North Vancouver, BC – Effective July 20, 2007, Cabo Drilling Corp. (TSX-V:CBE) ("Cabo" or the "Company") gives notice to all holders of warrants issued pursuant to the private placement (the "Warrants") announced November 23, 2006 and closed December 29, 2006 and January 9, 2007 (the "Private Placement") that the Expiry Time of the Warrants, for each Warrant Holder, is accelerated to 4:30 PM Pacific Standard Time, August 20, 2007, as to fifty percent (50%) of the Warrants, and to 4:30 PM Pacific Standard Time, October 31, 2007, as to the remaining fifty percent (50%) of the Warrants.

Pursuant to the terms and conditions of the Warrants, the Exercise Period of the Warrants, as defined therein may be reduced, and the Expiry Time, also defined in the Warrants, may be changed, at the discretion of the Company, if the Current Market Price (defined in the Warrants) of the Company's shares is at least $0.60 per share for twenty (20) consecutive trading days, by the Company giving notice of the same to the Holders of the Warrants, provided such reduced Exercise Period expires not less than twenty (20) trading days from the date of such notice. Notice may be given by the Company disseminating a news release to such effect, this being such news release, filing such news release on SEDAR (completed July 20, 2007) and giving notice to any agent involved in selling Warrants to a Holder (done).

The Company's shares have traded and closed on the TSX Venture Exchange at $0.60 per share or higher for 26 consecutive trading days since June 13, 2007.

The total number of outstanding Warrants, exercisable at $0.50 per share, is 8,663,867. Provided that all Warrants are exercised the Company will receive $4,331,933. These funds will be used to reduce certain Company debts and for working capital.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

12g3-2(b) No. 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

July 23, 2007

Item 3 News Release

A news release dated July 23, 2007 delivered to CCN Matthews and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer's Ontario subsidiary, Cabo Drilling (Ontario) Corp., of Kirkland Lake, Ontario, has been awarded a contract by Cypress Development Corp. (TSX-V: CYP) for 15,000 feet of NQ core drilling to take place on Cypress' Broulan Reef gold project, in the Bruce Channel area, in Red Lake, Northwestern Ontario.

Item 5 Full Description of Material Change

See attached news release dated July 23, 2007.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 23rd day of July, 2007.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

CABO DRILLING CORP.

For Immediate Release: July 23, 2007

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO AWARDED DEEP DRILLING CONTRACT FOR CYPRESS DEVELOPMENT'S BROULAN REEF PROJECT

North Vancouver, BC – Cabo Drilling Corp.'s (TSX-V: CBE) ("Cabo" or the "Company") Ontario subsidiary, Cabo Drilling (Ontario) Corp., of Kirkland Lake, Ontario, has been awarded a contract by Cypress Development Corp. (TSX-V: CYP) for 15,000 feet of NQ core drilling. The drilling will occur on Cypress' Broulan Reef gold project, in the Bruce Channel area, in Red Lake, Northwestern Ontario.

The Company will utilize a JKS Boyles BBS-75 diamond drill capable of drilling to depths of 2,400 meters. Cabo anticipates the rig being mobilized to the Broulan Reef property in September 2007.

The program will commence from a drill site established on the eastern boundary of the property. A deep "mother-hole" will be drilled at an approximate angle of 80 degrees, to the northwest corner of the Broulan Reef property. The geological target is the Balmer Assemblage of rocks and the mother-hole will enter the Balmer Assemblage at its shallowest point on the east side of the property and continue in the Balmer Assemblage of rocks to the northwest corner of the claim group.

Once the mother-hole has been established to depth across the property, Cabo will drill a series of holes wedged off the mother-hole to explore the north half of the property. Cypress intends to drill a 2nd mother-hole from the same general location on the east side of the property. This second hole will be directed generally south-southwest across the Broulan Reef property to explore the known major geological nose fold on the Broulan Reef property. Cypress plans a series of wedge holes from this 2nd location as well.

Cypress Development Corp. is a diversified precious and base metal exploration and development company based in Vancouver, British Columbia, with properties in Red Lake, Ontario, Canada, and in Nevada, U.S.A.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

July 30, 2007

Item 3 **News Release**

A news release dated July 30, 2007 delivered to CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer announces that Fronteer Development Group Inc. has awarded Cabo's Pacific division, Cabo Drilling (Pacific) Corp., a contract to drill 7,000 meters of NQ2 core at Fronteer Development Group's Wernecke Mountains Drill Project, 140 km north of Mayo, Yukon.

Item 5 **Full Description of Material Change**

See attached news release dated July 30, 2007.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 30th day of July, 2007.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

12g3-2(b) No. 82-1401

CABO DRILLING CORP.

For Immediate Release: July 30, 2007

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL 7,000 METERS FOR FRONTEER DEVELOPMENT GROUP INC.

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that Fronteer Development Group Inc. has awarded Cabo's Pacific division, Cabo Drilling (Pacific) Corp., a contract to drill 7,000 meters of NQ2 core at Fronteer Development Group's Wernecke Mountains Drill Project, 140 km north of Mayo, Yukon.

The Company will be working with Equity Engineering Ltd., while Fronteer remains as the operator of the project. Drilling commenced during the week of July 22, 2007, and will continue into the fall of 2007. Cabo Drilling (Pacific) Corp will utilize a fly configured Atlas Copco S-2 (B20) drill.

About Fronteer Development Group Inc. (TSX/AMEX: FRG)
Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer will have exposure to approximately C$42 million in exploration/development expenditures and 130,000 meters of drilling throughout 2007. Fronteer has approximately C$104 million in cash, no debt, and holds approximately a 46.8% interest in Aurora Energy Resources (TSX-AXU), a leading Canadian uranium company with a market value of approximately C$1.0 billion.

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

12g3-2(b) No. 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

August 14, 2007

Item 3 News Release

A news release dated August 14, 2007 delivered to Executive Business Services Inc.

Item 4 Summary of Material Change

The Issuer announces that it has entered into a contract with Richview Resources Inc. to drill 7,000 meters.

Item 5 Full Description of Material Change

See attached news release dated August 14, 2007.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 14th day of August 2007.

12g3-2(b) No. 82-1401

CABO DRILLING CORP.

For Immediate Release: August 14, 2007

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
E-mail: ir@cabo.ca
Website: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL 7,000 METERS FOR RICHVIEW RESOURCES INC.

North Vancouver, BC – Cabo Drilling Corp.'s (TSX-V: CBE) ("Cabo" or the "Company") Ontario division, Cabo Drilling (Ontario) Corp., has entered into a contract with Richview Resources Inc. (TSX: RVR) of Toronto, Ontario to drill 7,000 meters of NQ core on Richview's Thierry Mine property near Pickle Lake, Ontario.

Richview is undertaking the deep drilling program to confirm and validate dip strike continuity of known mineralization to the 3,000-foot level. Cabo will utilize a JKS Boyles BBS-56 diamond drill for the project.

About Richview Resources Inc. (TSX: RVR)

Richview is the sole owner of the past-producing Thierry Mine property in northwestern Ontario. The company is continuing exploration on gold joint venture projects at Pickle Lake (RVR 75%) and at Headway in the Red Lake camp (RVR 15%). Richview is a Canadian company committed to responsible development of natural resources while respecting local environment, community and social interests.

About Cabo Drilling Corp. (TSX-V: CBE)

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

August 21, 2007

Item 3 News Release

A news release dated August 21, 2007 delivered to CCN Matthews and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer announces that New Millennium Capital Corp. of Calgary, Alberta, has awarded Cabo's Ontario division a contract to drill 6,700 meters (NQ diameter core) on New Millennium's (TSX-V: NML) 100% owned KéMag Iron Ore project near Lac Harris in Quebec.

Item 5 Full Description of Material Change

See attached news release dated August 21, 2007.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 21st day of August, 2007.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

CABO DRILLING CORP.

For Immediate Release: August 21, 2007

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL 6,700 METERS FOR NEW MILLENNIUM CAPITAL AT KÉMAG IRON ORE PROJECT IN QUEBEC

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that New Millennium Capital Corp. of Calgary, Alberta, has awarded Cabo's Ontario division a contract to drill 6,700 meters (NQ diameter core) on New Millennium's (TSX-V: NML) 100% owned KéMag Iron Ore project near Lac Harris in Quebec.

This is Cabo's second contract with New Millennium. The Company's first contract for 8,000 meters of BTW size core was completed in October 2006 on New Millennium's LabMag and KéMag Iron Ore Projects in the Provinces of Newfoundland & Labrador and Quebec respectively.

The Company has mobilized two, JKS Boyles BBS-25-A, diamond drills to complete the 80-hole program. New Millennium's goal for the program is to increase and upgrade existing Mineral Resources at KéMag. Drilling commenced near the end of July 2007.

About New Millennium Capital Corp. (TSX-V: NML)
New Millennium holds a 100% interest in the KéMag Project (Quebec) and an 80% interest in the LabMag Project (Newfoundland & Labrador). Both properties are located within the Millennium Iron Range, the centre of which is located approximately 230 km north of Labrador City, NL and 40 km northwest of Schefferville, QC.

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

August 28, 2007

Item 3 **News Release**

A news release dated August 28, 2007 delivered to CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer's Atlantic division, Cabo Drilling (Atlantic) Corp., has entered into a contract with Altius Resources Inc. (TSX: ALS) of St. Johns, Newfoundland for 3,000 meters of diamond drilling at Altius Resources' Rocky Brook uranium property in western Newfoundland.

Item 5 **Full Description of Material Change**

See attached news release dated August 28, 2007.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 28th day of August, 2007.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

CABO DRILLING CORP.

For Immediate Release: August 28, 2007

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO COMMENCES DRILL PROGRAM AT ALTIUS RESOURCES' ROCKY BROOK URANIUM PROPERTY

North Vancouver, BC - Cabo Drilling Corp.'s (TSXV: CBE) ("Cabo" or the "Company") Atlantic division, Cabo Drilling (Atlantic) Corp., has entered into a contract with Altius Resources Inc. (TSX: ALS) of St. Johns, Newfoundland for 3,000 meters of diamond drilling at Altius Resources' Rocky Brook uranium property.

Located in western Newfoundland, Canada, Altius' exploration at Rocky Brook is focused on the discovery of bedrock sources for two discrete high-grade boulder clusters in glacial till, with reported historical assays ranging from 1% to more than 10% U_3O_8 as well as high-grade silver concentrations. The drilling program will focus on the Wigwam Brook area (see Altius's news release dated August 21, 2007). The Company commenced drilling on the property the week of August 20th, 2007. Altius Resources Inc. is partnered with JNR Resources Inc. (TSX-V: JNN) on the Rocky Brook Property.

About Altius Resources Inc. (TSX: ALS)
Altius Resources Inc. is a wholly owned mineral exploration subsidiary of Altius Minerals Corporation. Altius Minerals Corporation's principal business activities include the generation and acquisition of projects related to natural resource opportunities mainly located in Newfoundland & Labrador, Canada. For more information please visit www.altiusminerals.com.

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

12g3-2(b) No. 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

September 10, 2007

Item 3 News Release

A news release dated September 10, 2007 delivered to Executive Business Services Inc.

Item 4 Summary of Material Change

The Issuer announces that it has entered into a contract with Ramblers Metals and Mining Canada Limited to drill 10,000 meters.

Item 5 Full Description of Material Change

See attached news release dated September 10, 2007.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 10th day of September 2007.

1293-2(b) No. 82-1401

CABO DRILLING CORP.

For Immediate Release: September 10, 2007

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
E-mail: ir@cabo.ca
Website: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO AWARDED 10,000 METER DRILL CONTRACT BY RAMBLER METALS AND MINING

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that Rambler Metals and Mining Canada Limited, a division of Rambler Metals and Mining PLC, has awarded the Company's Atlantic division, a contract for a minimum 10,000 meters of surface diamond drilling on Rambler's mining properties located in the Baie Verte area of Newfoundland & Labrador.

The Company will utilize one unitized Longyear Hydro 50 drill, and one unitized Longyear Hydro 44 drill rig for the project. Both are capable of drilling to depths in excess of 1,500 meters. The drill program will operate on a two shift, 24-hour per day basis, seven days a week. The surface drilling program will test prospective areas proximal to the past producing mine.

The Rambler Property is located in Canada, on Newfoundland & Labrador's Baie Verte Peninsula. The major centre for the region is the town of Baie Verte, which offers mining and exploration services, deep water loading, hotels, schools, medical facilities and recreational facilities.

About Rambler Metals and Mining Canada Limited (TSX-V: RAB AIM: RMM)
The Rambler project covers the historic Ming and Ming West copper-gold mines on the Baie Verte Peninsula where de-watering of the mine continues. The de-watering/rehabilitation of the mine is anticipated for completion by the end of March 2008 and will provide the access required for a comprehensive underground drilling program.

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

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Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

October 1, 2007

Item 3 News Release

A news release dated October 1, 2007 delivered to CCN Matthews and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer's Ontario division has been awarded a second 7,000-meter drill contract by Richview Resources Inc. (TSX: RVR) of Toronto, Ontario, increasing it's NQ core drilling at Richview's Thierry Mine property near Pickle Lake, Ontario, to 14,000 meters. A second drill was mobilized to the property.

Item 5 Full Description of Material Change

See attached news release dated October 1, 2007.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 1st day of October, 2007.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

1293-2(b) No. 82.1401

CABO DRILLING CORP.

For Immediate Release: October 1, 2007

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO DRILL CONTRACT DOUBLED TO 14,000 METERS BY RICHVIEW RESOURCES - SECOND DRILL MOVES TO THIERRY MINE PROPERTY

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that its Ontario division has been awarded a second 7,000-meter drill contract by Richview Resources Inc. (TSX: RVR) of Toronto, Ontario, increasing Cabo's NQ core drilling at Richview's Thierry Mine property near Pickle Lake, Ontario, to 14,000 meters. The Company announced its first 7,000-meter contract by news release August 14, 2007 (also see Richview's news release dated September 12, 2007).

The Company is currently running a JKS Boyles BBS-56 diamond drill on the project and has added a JKS Boyles BBS-37, unitized diamond drill. The second drill was mobilized to the property to assist with the completion of Richview's 14,000-meter drill program at an accelerated rate. Richview has fully upgraded its field facilities and is able, with independent power generation, all weather access roads and upgraded equipment, to operate uninterrupted through the winter for year-round exploration and development of the Thierry Mine property. These upgrades also facilitate the continuation of the drill program through the Fall and Winter months.

Richview is drilling beneath the previously mined workings level of 1,600 feet to determine the depth and extent of the inferred resource mineralization and is exploring areas extending from its original 2,500-foot strike zone.

About Richview Resources Inc. (TSX: RVR)

Richview is the sole owner of the past-producing Thierry Mine property in northwestern Ontario. The company is continuing exploration on gold joint venture projects at Pickle Lake (RVR 75%) and at Headway in the Red Lake camp (RVR 15%). Richview is a Canadian company committed to responsible development of natural resources while respecting local environment, community and social interests.

About Cabo Drilling Corp. (TSX-V: CBE)

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

• • • •

CABO DRILLING CORP.

For Immediate Release: October 1, 2007

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO DRILL CONTRACT DOUBLED TO 14,000 METERS BY RICHVIEW RESOURCES - SECOND DRILL MOVES TO THIERRY MINE PROPERTY

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that its Ontario division has been awarded a second 7,000-meter drill contract by Richview Resources Inc. (TSX: RVR) of Toronto, Ontario, increasing Cabo's NQ core drilling at Richview's Thierry Mine property near Pickle Lake, Ontario, to 14,000 meters. The Company announced its first 7,000-meter contract by news release August 14, 2007 (also see Richview's news release dated September 12, 2007).

The Company is currently running a JKS Boyles BBS-56 diamond drill on the project and has added a JKS Boyles BBS-37, unitized diamond drill. The second drill was mobilized to the property to assist with the completion of Richview's 14,000-meter drill program at an accelerated rate. Richview has fully upgraded its field facilities and is able, with independent power generation, all weather access roads and upgraded equipment, to operate uninterrupted through the winter for year-round exploration and development of the Thierry Mine property. These upgrades also facilitate the continuation of the drill program through the Fall and Winter months.

Richview is drilling beneath the previously mined workings level of 1,600 feet to determine the depth and extent of the inferred resource mineralization and is exploring areas extending from its original 2,500-foot strike zone.

About Richview Resources Inc. (TSX: RVR)
Richview is the sole owner of the past-producing Thierry Mine property in northwestern Ontario. The company is continuing exploration on gold joint venture projects at Pickle Lake (RVR 75%) and at Headway in the Red Lake camp (RVR 15%). Richview is a Canadian company committed to responsible development of natural resources while respecting local environment, community and social interests.

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

• • • •

CABO DRILLING CORP.

For Immediate Release: September 10, 2007

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO AWARDED 10,000 METER DRILL CONTRACT BY RAMBLER METALS AND MINING

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that Rambler Metals and Mining Canada Limited, a division of Rambler Metals and Mining PLC, has awarded the Company's Atlantic division, a contract for a minimum 10,000 meters of surface diamond drilling on Rambler's mining properties located in the Baie Verte area of Newfoundland & Labrador.

The Company will utilize one unitized Longyear Hydro 50 drill, and one unitized Longyear Hydro 44 drill rig for the project. Both are capable of drilling to depths in excess of 1,500 meters. The drill program will operate on a two shift, 24-hour per day basis, seven days a week. The surface drilling program will test prospective areas proximal to the past producing mine.

The Rambler Property is located in Canada, on Newfoundland & Labrador's Baie Verte Peninsula. The major centre for the region is the town of Baie Verte, which offers mining and exploration services, deep water loading, hotels, schools, medical facilities and recreational facilities.

About Rambler Metals and Mining Canada Limited (TSX-V: RAB AIM: RMM)
The Rambler project covers the historic Ming and Ming West copper-gold mines on the Baie Verte Peninsula where de-watering of the mine continues. The de-watering/rehabilitation of the mine is anticipated for completion by the end of March 2008 and will provide the access required for a comprehensive underground drilling program.

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

END